Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTIONS

ASSET LEASES

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 21 December 2020 (after trading hours), the Company renewed the transactions contemplated under the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement by entering into the Asset Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2021 to 31 December 2023.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Asset Lease Framework Agreement (after aggregation with the 2019 Northern PRC Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 21 December 2020 (after trading hours), the Company renewed the transactions contemplated under the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement by entering into the Asset Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2021 to 31 December 2023.

ASSET LEASE FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 26 January 2018 and 19 January 2018 in relation to the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement, respectively.

As the Existing Asset Lease Framework Agreement shall soon expire by the end of 2020 and the CSA Building Asset Lease Agreement shall soon expire by 18 January 2021 and the transactions contemplated under the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement shall continue to be entered into, the Company and CSAH have entered into the new Asset Lease Framework Agreement on 21 December 2020 (after trading hours) relating to the renewal of the transactions contemplated under the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement to enter into the asset leases transactions contemplated thereunder for the lease term from 1 January 2021 to 31 December 2023.

Subject Matter

Pursuant to the Asset Lease Framework Agreement, CSAH agreed to (i) lease certain properties located in various cities such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The details of which are set out in the tables below:

(i) Properties and equipment assets leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location/Type	Quantity	Use	Aggregate floor area (square meter)	Aggregate annual rental (RMB ’0,000)
Properties
Nanyang	51	Warehouse, training tower, office, dormitory, garage, boiler room, manufacturing, guard room, pump room, duty room, residential, engine room, equipment room, fire brigade and sewage station	33,651.67	683.27
Wuhan	15	Industrial, office, commercial and service and airport support	17,476.84	388.43
Changsha	6	Residential and airport support	8,513.87	120.14
Beijing	1	Office and hotel	10,016.62	1,937.34
Urumqi	1	Hotel	42,320.48	1,783.51
Guangzhou	6	Office and hotel	122,855.44	18,913.13
Zhanjiang	10	Office, dormitory, warehouse and hangar	3,601.82	36.2

Total	90	—	238,436.74	23,862.02

Facilities and other infrastructure
Nanyang	16	Drainage ditch, flight area road surface engineering, drainage engineering, etc.	—	1,492.91
Wuhan	1	Extinguisher pool	—	4.17

Total	17	—	—	1,497.08

Parking lots
Guangzhou	550	Parking lots	—	772.8
Equipment assets
Machinery equipment	404	Equipment (e.g. centralised air conditioners, venue lighting, communication and navigation equipment, high and low voltage power distribution equipment, maintenance equipment, fire-fighting equipment, security inspection equipment, elevators, water pump, sets of electricity generator, luggage cart trailer and others)	—	439.40
Transportation equipment	16	Vehicles (e.g. commercial vehicle, aircraft tractors, power supply vehicles, fuel vehicles, catering vehicles, luggage transfer vehicles, shuttle vehicles, inspection vehicles, maintenance vehicles and others)	—	52.41
Electronic equipment	157	Equipment (e.g. computers, UPS power supplies, servers, switches, storage equipment, canteen kitchen utensils and others)	—	82.46

Total	577	—	—	574.27

(ii) Lands which land use rights are being leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate site area (square meter)	Aggregate annual rental (RMB ‘0,000)
Nanyang	9	Civil aviation. airport and commercial	1,855,906.99	5,005.31
Wuhan	2	Commercial, service and urban mixed residential	38,082.28	1,446.89
Guangzhou	7	Transportation, logistics and airport support	102,676.3	1,418.35
Zhanjiang	1	Transportation, logistics and airport	18,139.19	52.33

Total	19	—	2,014,804.76	7,922.88

Annual Rental

The annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the three years ending 31 December 2021, 2022 and 2023 is RMB346.2905 million, which was determined with reference to the Rental Assessment Results.

In respect of the annual rental for the property, equipment assets and land of which land use rights is to be leased pursuant to the Asset Lease Framework Agreement stated in the tables above (except for the office floors in the CSA Building and the parking lots in the CSA Building), CSAH has engaged China Enterprise Appraisals Real Estate Appraisals Co., Ltd. (北京中企華資產評估有限責任公司) to conduct rental assessments of the list of properties, equipment assets and lands contemplated under the Asset Lease Framework Agreement (except for the office floors in the CSA Building and the parking lots in the CSA Building) and to provide the Rental Assessment Results. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, equipment assets and lands and adjusted with reference to the Rental Assessment Results. In addition, CSAH agreed that the annual rental shall not be higher than the average prevailing market rental of properties, equipment assets and lands located at similar locations. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company. In addition, after the Company has taken stock of the properties, equipment assets and lands of which land use rights is to be leased, the list and scope of the properties, equipment assets and lands contemplated under the Asset Lease Framework Agreement have been reviewed and adjusted by the Company based on the actual leasing requirement.

The assets involved in the assessment can be divided into three categories: the first category is the properties and structures, which are mainly properties and structures (excluding the land they are built on), a small number of hotel properties (of which the property itself and the land it is built on are integrated) and a small number of office properties and rooms that serve a supporting role (of which the property or room itself and the land it is built on are integrated); the second category is equipment assets, which are mainly machinery equipment, transportation equipment and electronic equipment; and the third category is plots of land which main uses are transportation and logistics, commercial and residential or are used as civil airports.

An income approach was applied to the majority of the properties in the first category, which are properties and structures (excluding the land they are built on) and hotel properties (of which the property or room itself and the land it is built on are integrated), since there is no referential rental transaction in the area where those properties and structures are situated. A market approach was applied to the rest of the properties in the first category, which are office properties and rooms that serve a supporting role (of which the property or room itself and the land it is built on are integrated) since there are referential rental transactions in the area where these properties and rooms are located in. An income approach was applied to equipment assets in the second category since economic income or potential economic income can be yielded from those equipment. An income approach was applied the land use rights of the plots of land to be leased in the third category since economic income and potential economic income can be yielded from those land use rights. The above standard for determining the rental is based on the assessment of the appraiser of the nature and market condition of the categories of assets and normal commercial terms determined in accordance with market rules and after arm’s length negotiation; the parties consider that the pricing is reasonable and the agreement conforms to fair market conditions.

The annual rental for the office floors in the CSA Building and the parking lots in the CSA Building is determined after arm’s length negotiation by the parties with reference to the annual rental for the offices and parking lots of the surrounding areas. The comparables used are set out in the table below:

The comparable office buildings:

Property	Hongding Yunjinghui (宏 鼎雲璟匯)	Baiyun Greenland Center (白雲綠地中心)
Use	Office	Office

Location	559 - 571 Yuncheng East Road, Baiyun District, Guangzhou	888 Yuncheng West Road, Baiyun District, Guangzhou

Rental (RMB/square meter (construction floor area) /month)/ Floor/ Decoration	140-150/ Middle/ Roughcast	150-160/Middle-Upper/ Decorated

Years Used (year)	approximately 5	approximately 6

Valuation Date	November 2020	November 2020

The comparable office buildings with parking lots:

Property	Baiyun Greenland Center (白雲綠地中心)	Hongding Yunjinghui (宏鼎 雲璟匯)
Charges	RMB800/month	RMB800 - RMB1,200/month

Time for Commissioning	Year 2013	Year 2019

Historical Figures and Value of the Right-of-use Asset

As disclosed in the announcement of the Company dated 26 January 2018, the maximum annual aggregate amount of rent payable by the Company to CSAH under the Existing Asset Lease Framework Agreement for each of the three years ending 31 December 2020 is RMB116.198 million. As disclosed in the announcement of the Company dated 19 January 2018, the maximum annual aggregate amount of rent payable by the Company to GSAC under the CSA Building Asset Lease Agreement for each of the three years ending 18 January 2021 is RMB164.6328 million.

The previous annual rental paid to CSAH and GSAC by the Company under the Existing Asset Lease Framework Agreement and the CSA Building Asset Lease Agreement, respectively, for the two years ended 31 December 2019 and the 11 months ended 30 November 2020 are as follows:

Historical Annual					For the 11 months ended 30
Rental for	For the year ended 31 December				November
	2018 (audited)		2019 (audited)		2020 (unaudited)
The Existing Property and Land Lease Framework Agreement	RMB	89,583,200	RMB	89,583,200	RMB	82,117,900

The CSA Building Asset Lease Agreement	RMB	105,680,800	RMB	164,632,800	RMB	150,913,400

The Group adopted IFRS 16 - “Leases” as at 1 January 2019, which forms part of the financial reporting standards applicable to the Group. Based on IFRS 16, which is the latest applicable financial reporting standard, each of the Proposed Transactions should be classified as a one-off connected transaction of the Company. According to IFRS 16, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, each of the Proposed Transactions should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the Proposed Transactions is RMB934,921,570.17 (the “Value of the Right-of-use Asset”). The aggregate amount of lease liability recognised under the Proposed Transactions shall be the same as the Value of the Right-of-use Asset recognised. The Value of the Right-of-use Asset will be amortised over the lease period.

Reasons for and the Benefits of Entering into the Asset Lease Framework Agreement

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Asset Lease Framework Agreement are situated at since November 2004. The purchase and/or transfer of such properties, equipment assets and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Asset Lease Framework Agreement allows the Company to continue to use those properties, equipment assets and lands to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar properties, equipment assets and lands at similar locations. As these properties, equipment assets and lands are necessary for the daily business operation of the Company, it is necessary for the Company to enter into the Asset Lease Framework Agreement so that the Company can continue its long-term cooperation with CSAH and that the Company can enjoy the convenience of accessing these properties, equipment assets and lands.

LISTING RULES IMPLICATIONS

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 60.42% of the issued share capital in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Asset Lease Framework Agreement constitute connected transactions for the Company under the Listing Rules.

The Board (including the independent non-executive Directors) considers that the terms of and transactions contemplated under the Asset Lease Framework Agreement as well as the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

As previously announced on 30 December 2019, the Company and CSAH entered into the 2019 Northern PRC Property and Land Lease Framework Agreement, pursuant to which CSAH agreed to lease (i) certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in various cities such as Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company for a term of three years commencing from 1 January 2020 to 31 December 2022.

Pursuant to rule 14A.81 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Asset Lease Framework Agreement will be aggregated with the lease transactions contemplated under the 2019 Northern PRC Property and Land Lease Framework Agreement.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Asset Lease Framework Agreement (after aggregation with the 2019 Northern PRC Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Asset Lease Framework Agreement and the transactions contemplated thereunder. All the remaining four Directors who were entitled to vote unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries, such as financing, construction and development and media and advertising, through CSAH’s subsidiaries.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“2019 Northern PRC Property and the Land Lease Framework Agreement”	the property and land lease framework agreement in relation to the leases of certain properties, facilities, other infrastructure and lands by CSAH to the Company dated 30 December 2019 entered into between the Company and CSAH for a term of three years from 1 January 2020 to 31 December 2022;

“Asset Lease Framework Agreement”	the asset lease framework agreement dated 21 December 2020 entered into between the Company and CSAH for a term of three years from 1 January 2020 to 31 December 2023;

“Board”	the board of Directors;

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability;

“CSA Building”	China Southern Air Building (中國南方航空大廈) located at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC, developed by GSAC;

“CSA Building Asset Lease Agreement”	the CSA Building asset lease agreement dated 19 January 2018 entered into between the Company and GSAC for a term of three years from 19 January 2018 to 18 January 2021;

“CSAH”	China Southern Air Holding Company Limited (中國南方航空集 團有限公司), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company;

“Directors”	directors of the Company;

“Existing Asset Lease Framework Agreement”	the asset lease framework agreement dated 26 January 2018 entered into between the Company and CSAH for a term of three years commencing from 1 January 2018 to 31 December 2020;

“Group”	the Company and its subsidiaries;

“GSAC”	Guangzhou Southern Airlines Construction Company Limited, a wholly-owned subsidiary of CSAH;

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, which sets out the principles for the recognition, measurement, presentation and disclosure of leases;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan);

“Proposed Transactions”	the proposed lease transactions contemplated under the Asset Lease Framework Agreement whereby the Company would (i) lease certain properties located in various cities such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company;

“Rental Assessment Results”	the results of the rental assessment of the list of properties, equipment assets and lands contemplated under the Asset Lease Framework Agreement conducted by China Enterprise Appraisals Real Estate Appraisals Co., Ltd. (北京中企華資產評估有限責任 公司) dated 21 September 2020;

“RMB”	Renminbi, the lawful currency of the PRC; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

21 December 2020

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.